EXHIBIT A
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NEWS RELEASE
                                            Expanding the Horizon

                                                        HUSKY ENERGY INC.
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                                                               June 16, 2004


For immediate release


        HUSKY ENERGY ANNOUNCES A PUBLIC OFFERING OF 6.15% NOTES DUE 2019

CALGARY, ALBERTA - Husky Energy Inc. announced today a public offering in the United States of US$300 million of 6.15%, 15-year notes due June 15, 2019. The notes will rank pari passu with other unsecured indebtedness of Husky Energy. The closing of the sale of the notes is expected to occur on Friday, June 18, 2004.

The sale of the notes is the second offering by Husky Energy under a shelf prospectus dated June 6, 2002, and filed with the Alberta Securities Commission in Canada and the Securities and Exchange Commission in the United States. The net proceeds from the sale of the notes will be used to repay existing bank indebtedness. The offering was lead by Citigroup. Joint bookrunners were CIBC World Markets and HSBC.

"We are pleased with the success of this note issue, which was oversubscribed," said Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc. "As a result, the average term-to-maturity of the Company's debt has been significantly extended."

Husky Energy is a Canadian-based, integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company with shares trading on the Toronto Stock Exchange under the symbol HSE.

THIS MEDIA RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION.

                                      -30-

For further information, or for a prospectus meeting the requirements of Section 10 of the U.S. Securities Act, please contact:

Donald Campbell                                   Colin Luciuk
Manager, Investor Relations                       Manager, Investor Relations
& Corporate Communications                        Husky Energy Inc.
Husky Energy Inc.                                 (403) 750-4938
(403) 298-6153